

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

Via E-mail
Jeffrey E. Witherell
Chief Executive Officer
Plymouth Industrial REIT, Inc.
260 Franklin Street, Suite 1900
Boston, Massachusetts 02110

> **Re:** **Plymouth Industrial REIT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed July 21, 2014**
> **File No. 333-196798**

Dear Mr. Witherell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Industry and Market Data, page i

1.   We note your response to comments 6 and 7 in our letter dated July 15, 2014 and your updated disclosures throughout the prospectus culled from you data sources. We will continue to monitor for such materials and may have further comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Investments in Real Estate, page 59

2.   Please clarify how you have considered fixed renewal periods in determining the term over which you amortize intangible lease assets or liabilities.

Liquidity and Capital Resources,

Proposed Revolving Credit Facility, page 63

General

3.   We note your supplemental disclosures under this subheading in response to comment 18 in our letter dated July 15, 2014. Pease revise here and under the Description of Certain Debt heading to discuss in greater detail the "customary" terms and covenants, per your executed term sheet. Please also provide us a copy of the term sheet.

Non-GAAP Financial Measures

FFO, page 66

4.   We have reviewed your response to comment 21. If future filings, to the extent you disclose that your definition of FFO is consistent with NAREIT's definition, please utilize NAREIT's most recent guidance on FFO, which among other things, excludes impairment losses.

CORE FFO/AFFO, page 67

5.   We note your new disclosure of Adjusted FFO. Please revise your disclosure to comply with the requirements of Item 10(e) of Regulation S-K. In particular, you did not address why management believes this particular FFO measure provides useful information to investors. Also, it is unclear if management uses it as a performance or liquidity measure since you include adjustments for capital expenditures. Furthermore, you state that Adjusted FFO represents Core FFO adjusted for certain other non-cash items; however, capital expenditures appear to be cash items. Please advise and revise. We may have further comment.

Business

Acquisition Transactions, page 94

6.   Please revise to discuss fully the indemnity provided by certain of the sellers.

Property Revenue and Operating Expenses, page 108

7.   Please reconcile the NOI related to your Acquisition Portfolio to your NOI disclosure on page 65 and revise to present all non-GAAP disclosure required by Item 10(e) of Regulation S-K for this additional non-GAAP measure. We may have further comment.

1. Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2014, page F-7

8.   Please breakout the purchase price allocation by portfolio/property transaction. Also, we note that you separately allocated value to Leases in-place, Leasing commissions, and tenant relationships. Please tell us and disclose in more detail how you determined the value of and the useful life of each type of intangible asset.

2. Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2014 and for the Year Ended December 31, 2013, page F-8

9.   Please further address the following:
- Expand your disclosure in footnote (1) of the tables on page F-9 to explain in more detail how you calculated the adjustments to the Statements of Certain Revenues and Expenses.
- Tell us how you determined that your adjustment to annualize the revenues and expenses of Edlen Peachtree described in footnote (2) is factually supportable.
- Tell us and disclose the basis for adjustment (C), and explain to us how you determined that it is factually supportable.

Part II. Information Not Required in Prospectus

Item 36. Exhibits and Financial Statement Schedules, page II-3

10.   Please file the legal and tax opinions or provide draft opinions for us to review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Kenneth L. Betts
        Squire Patton Boggs (US) LLP